                                                                     EXHIBIT 1.1

                              [CHINA MOBILE LOGO]

                        CHINA MOBILE (HONG KONG) LIMITED
           (Incorporated in Hong Kong with limited liability under the
                              Companies Ordinance)

                       2000 ANNOUNCEMENT OF FINAL RESULTS

--------------------------------------------------------------------------------

- Total subscribers exceeded 45 million, up by 189%
- Consolidated revenue of RMB 65 billion, up by 68%
- Consolidated EBITDA of RMB 37.5 billion, up by 74%
- Consolidated net profit (after write-down and write-off of TACS network equipment) of
- RMB 18 billion, up by 276%
- Pro-forma combined revenue of RMB 92.2 billion
- Pro-forma combined EBITDA of RMB 52.6 billion
- Pro-forma combined net profit (after write-down and write-off of TACS network equipment) of RMB 24.7 billion

--------------------------------------------------------------------------------

CHAIRMAN'S STATEMENT

In 2000, the Group continued its strategy of enhancing organic and external growth whilst also exploring other business opportunities in the broader telecommunications sector. The Group has shown remarkable performance in all three aspects and achieved satisfactory results. In November, the Company successfully financed and completed the acquisition of interests in seven mobile telecommunications companies in China, making the Group the second largest mobile telecommunications operator in the world in terms of number of subscribers. The Group has also actively sought co-operation opportunities in the international markets, which has resulted in a strategic alliance with Vodafone Group Plc ("Vodafone").

As at 31 December 2000, the Group had 45.13 million subscribers, representing an increase of 189 per cent. over 1999. Operating revenue was RMB65 billion, representing an increase of 68 per cent. over last year. EBITDA reached RMB37.5 billion, representing an increase of 74 per cent. over last year. Net profit and earnings per share were RMB18 billion and RMB1.25 (HK$1.18), representing an increase of 276 per cent. and 213 per cent. over last year, respectively.

Assuming that the Group's existing structure (including 13 mobile communications operating subsidiaries) has been in place since 1 January 2000, the Group's pro-forma combined operating revenue and EBITDA were RMB92.2 billion and RMB52.6 billion, respectively. After deducting the write-down and write-off of TACS network equipment of approximately RMB1.525 billion and the interest costs for the acquisition financing of approximately RMB750 million and making the associated tax adjustments, the Group's pro-forma combined net profit for 2000 was approximately RMB24.7 billion.

In order to ensure the organic growth of its business, the Group focused on strengthening internal management and improving operating results in 2000. As an overseas-listed company operating in Mainland China, the Company has the advantage of being governed in accordance with international standards while benefiting from the foresight of the management. The Group has continued to implement modern corporate management systems and to apply the experience of other successful international mobile telecommunications companies to all its operating subsidiaries. The Group has further improved its corporate governance and strengthened its cost controls. In 2000, the Group implemented a full scope evaluation system to assess all major aspects of the operations of its subsidiaries, established a corresponding performance-based incentive program and organised personnel exchanges and management training. The Group has also extended the availability of share options to a wider range of employees. All these measures have been beneficial to realising operating synergies among the Group's subsidiaries, enhancing the Group's corporate value and improving employee productivity, thereby fostering staff loyalty and job satisfaction within the Company.

As part of the Group's external growth strategy, in November 2000, the Company successfully acquired from China Mobile Communications Corporation its interests in seven mobile communications companies in Beijing, Shanghai, Tianjin, Hebei, Liaoning, Shandong and Guangxi, for a total consideration of approximately US$32.84 billion. To finance part of the acquisition price, the Company issued new shares and convertible notes in the international capital markets, raising a total of approximately US$7.555 billion in November 2000. In addition, the Company raised RMB12.5 billion by way of syndicated loans for the first time, which together were the largest syndicated loans ever in Mainland China. The acquisition has significantly expanded the subscriber base and geographical coverage of the Group's business to a contiguous market covering all coastal provinces, municipalities and autonomous region of Mainland China. After the acquisition, the Group's network in these 13 provinces, municipalities and autonomous region covered almost half of the population in China and subscribers of the Group accounted for approximately 53 per cent. of all mobile subscribers in Mainland China.

As envisaged by the Company's management, in the new millennium, the mobile telecommunications business continues to evolve from traditional voice transmission services to diversified value-added services as a result of rapid technological development and continuous service innovation. In 2000, the Group started the construction of the CMNet Internet Protocol ("IP") backbone network in the 13 provinces, municipalities and autonomous region serviced by the Group, on which IP long distance calling services were launched to provide subscribers with more telecommunications choices. The Group has also introduced commercial Wireless Applications Protocol ("WAP") services and continued the testing of General Packet Radio Service ("GPRS") technology. The various Short Message Services ("SMS") offered by the Group on its short message platform have been popular with subscribers in China, reflecting promising prospects for wireless data business. To facilitate the development of the Group's wireless data business, the Company has established a joint-venture Wireless Data Research and Development Centre, Aspire, with Hewlett Packard and other parties, which the Company's management believes will help the Group to build up a leading position in the wireless data telecommunications sector in China. The Group has also set up a unified wireless data platform and has used this platform for the introduction of the "Monternet" mobile Internet portal, making the Group the first mobile service provider in Mainland China to combine Internet portal with mobile telecommunications services.

The Group has also made significant efforts in exploring co-operation opportunities internationally. These efforts have led to our Strategic Alliance Agreement with Vodafone. We are honoured to have Mr. Chris Gent, the Chief Executive of Vodafone, join the board of the Company as an independent non-executive director. This milestone strategic alliance represents a major step forward for the Group in becoming a world-class, global wireless multimedia services provider. The Group and Vodafone have started to implement various initiatives in technological and operational co-operation.

At a time when the Group's business is developing rapidly, it is necessary that the Group retains available capital to support capital investment, in the interest of realising better returns to our shareholders. Accordingly, the Board of Directors does not recommend the payment of a dividend this year.

In recognition of the results and remarkable performance of the Company in 2000, the Company received a number of awards such as "Overall Best Managed Company in China 2000" and "Best Asian Equity Issue" from leading financial publications like AsiaMoney, EuroWeek, FIA and FTA.

From a global perspective, China is expected to continue to experience relatively high economic growth despite signs of slowing down in the international economy. The relevant authority of Chinese government has estimated that China's economic growth will continue at an annual rate of 7 per cent. over the next few years. In the telecommunications sector, although the relatively high penetration rate of current-generation (2G) mobile telecommunications services have resulted in saturated markets and low growth rates in many other regions around the world and the next-generation (3G) mobile telecommunications services have not yet become sufficiently mature, the Company's management believes that there is still substantial development potential for 2G mobile telecommunications services in China given the relatively low penetration rates. Looking forward, the Company's management is confident about the future development of the Group's business. The Group will continue to emphasize long term and stable development, seeking to not only further expand our subscriber base, but also continue to improve operating efficiency and enhance corporate value. The Group will endeavour to further develop and enhance a market-oriented management structure and internal management systems, especially human resources management. With respect to its business operations, the Group will further upgrade the quality of its product offerings, providing improved and more personalised services, explore new opportunities and expand the range of Value-Added Services ("VAS"). The Group also expects to strengthen its corporate image as a quality mobile telecommunications operator and market leader by adopting a flexible, market-oriented and customer-focused approach. In addition, the Group will continue to exercise prudence in financial management and pursue strategic investment opportunities.

Since the establishment of the Company, we have firmly focused on providing subscribers with excellent services and enhancing shareholder value. Though the Group has made great progress in recent years, and has become the world's second largest mobile telecommunications operator, its focus remains unchanged. While continuing to enhance the Group's services to its subscribers, we will, as always, maintain the Group's quality fundamentals and commitment to investor transparency, and continue to enhance corporate value in order to generate good returns to our shareholders.

I would like to take this opportunity to extend my deep and sincere thanks to the investors for their support, the members of the Board for their co-operation, and all employees for their hard work over the past year.


                                                         WANG XIAOCHU
                                            Chairman and Chief Executive Officer

Hong Kong, 9 April 2001

GROUP RESULTS

China Mobile (Hong Kong) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2000.

SELECTED CONSOLIDATED FINANCIAL INFORMATION (Note 1)

                                                                                         2000                   1999
                                                               Note               RMB MILLION            RMB MILLION
                                                               ----               -----------            -----------
OPERATING REVENUE (TURNOVER)                                    2
Usage fees                                                                             46,287                 25,812
Monthly fees                                                                            9,623                  4,981
Connection fees                                                                         2,213                  4,319
Other operating revenue                                                                 6,861                  3,511
                                                                                  -----------            -----------
                                                                                       64,984                 38,623
                                                                                  -----------            -----------
OPERATING EXPENSES
Leased lines                                                                            5,501                  3,723
Interconnection                                                                         8,329                  6,453
Depreciation                                                                            9,759                  7,411
Personnel                                                                               3,991                  2,256
Other operating expenses                                                               10,578                  5,140
                                                                                  -----------            -----------
                                                                                       38,158                 24,983
                                                                                  ===========            ===========
PROFIT FROM OPERATIONS                                                                 26,826                 13,640
WRITE-DOWN AND WRITE-OFF OF TACS NETWORK EQUIPMENT              3                      (1,525)                (8,242)
OTHER NET INCOME                                                                          915                    552
NET NON-OPERATING (EXPENSES)/INCOME                                                        (5)                    70
INTEREST INCOME                                                                         1,006                    767
FINANCE COSTS                                                                            (824)                  (343)
                                                                                  -----------            -----------
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                                        26,393                  6,444
TAXATION                                                        4                      (8,366)                (1,647)
                                                                                  -----------            -----------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                                    18,027                  4,797
APPROPRIATIONS
TRANSFER TO PRC STATUTORY RESERVES                              5                      (6,916)                (3,524)
                                                                                  -----------            -----------
RETAINED PROFITS FOR THE YEAR                                                          11,111                  1,273
                                                                                  -----------            -----------
EARNINGS PER SHARE
BASIC                                                          6(a)                   RMB1.25                RMB0.40
                                                                                  -----------            -----------
DILUTED                                                        6(b)                   RMB1.25                RMB0.40
                                                                                  -----------            -----------
INFORMATION FOR REFERENCE
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                          7                      37,500                 21,603
                                                                                  -----------            -----------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS (BEFORE WRITE-DOWN
AND WRITE-OFF OF TACS NETWORK EQUIPMENT, NET OF TAXATION)                              19,061                 10,320
                                                                                  -----------            -----------
BASIC EARNINGS PER SHARE (BEFORE WRITE-DOWN AND
WRITE-OFF OF TACS NETWORK EQUIPMENT, NET OF TAXATION)                                 RMB1.32                RMB0.86
--------------------------------------------------------------------------------------------------------------------

Notes:

1.   BASIS OF PREPARATION

     The Group's audited consolidated results for the year ended 31 December 2000 include the results of the Company, Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile") and Hainan Mobile Communication Company Limited ("Hainan Mobile") for the year ended 31 December 2000, the post-acquisition results of Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile") and Guangxi Mobile Communication Company Limited ("Guangxi Mobile") for the period from 13 November 2000 to 31 December 2000, and the results of China Mobile (Shenzhen) Limited and Aspire Holdings Limited from the respective dates of their incorporation to 31 December 2000. The Group's audited consolidated results for the year ended 31 December 1999 include the results of the Company, Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile for the year ended 31 December 1999 and the post-acquisition results of Fujian Mobile, Henan Mobile and Hainan Mobile for the period from 12 November 1999 to 31 December 1999.

2.   TURNOVER

     Turnover primarily represents usage fees, monthly fees and connection fees for the use of the Group's cellular telephone networks, net of PRC business tax and government surcharges and central irrigation construction levy. Business tax and government surcharges are charged at approximately 3.3 to
     3.65 per cent. of the corresponding revenue and central irrigation construction levy is charged at approximately 3 per cent. of certain connection and surcharge revenue.

     Other operating revenue mainly represents telephone number selection fees, charges for value added services, interconnection revenue and roaming in fees. Roaming in fees are received from China Mobile Communications Corporation in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

3.   WRITE-DOWN AND WRITE-OFF OF TACS NETWORK EQUIPMENT

                                                                                          2000                  1999
                                                                                   RMB MILLION           RMB MILLION
                                                                                   -----------           -----------
     Write-down of fixed assets in respect of TACS
     network (a)                                                                         1,330                 6,720
     Write-off of fixed assets in respect of TACS
     network (b)                                                                           195                 1,522
                                                                                   -----------           -----------
                                                                                         1,525                 8,242
                                                                                   -----------           -----------

     (a) The Group reviewed the carrying value of all TACS network and related equipment at 31 December 1999. Based on the estimated recoverable value of these assets, a write-down of RMB6,720 million was made in 1999. In 2000, based on the operating and net cash flow position of the TACS network, the Group considers that the recoverable amount of the TACS network has declined to below its carrying amount. Based on the expected future cash flows to be generated by the TACS network, a full provision has been made against the carrying amount of the TACS network at 31 December 2000. The amount of the write-down of RMB1,330 million has been recognised as expenses in the profit and loss account.

     (b) This represents the write-off of certain TACS network equipment which has been removed from service.

4.   TAXATION

                                                                                          2000                  1999
                                                                                   RMB MILLION           RMB MILLION
                                                                                   -----------           -----------
      Provision for PRC income tax on the estimated taxable profits
      for the year                                                                       8,371                 3,776
      Under-provision in respect of PRC income tax for prior year                           12                    24
      Over-provision in respect of Hong Kong profits tax for prior
      year                                                                                  --                    (2)
                                                                                   -----------           -----------
                                                                                         8,383                 3,798
      Deferred tax assets                                                                  (17)               (2,151)
                                                                                   -----------           -----------
                                                                                         8,366                 1,647
                                                                                   ===========           ===========

     (i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2000 and 1999.

     (ii) Pursuant to the income tax rules and regulations of the PRC, the Group's subsidiaries in the PRC were subject to the statutory income tax rate of 33 per cent. for the year ended 31 December 2000, except for Hainan Mobile and certain cellular telephone operations of Guangdong Mobile located at Special Economic Zones in the PRC, which were subject to a tax rate of 15 per cent. According to notices from the PRC Ministry of Finance, connection fees and certain surcharges of Fujian Mobile, Henan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, which were previously not subject to income tax, are subject to income tax at the rate of 33 per cent. after these companies were registered as wholly foreign-owned enterprises. For Hainan Mobile, income which was previously not subject to income tax, is subject to income tax at the rate of 15 per cent. after it was registered as a wholly foreign-owned enterprise.

5.   TRANSFER TO THE PRC STATUTORY RESERVES

     The Group transferred RMB6,916,000,000 (1999: RMB3,524,000,000) from profit after tax for the year to the PRC statutory reserves.

6.   EARNINGS PER SHARE

     (a)  BASIC EARNINGS PER SHARE

          The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB18,027,000,000 (1999:
          RMB4,797,000,000) and the weighted average number of 14,394,312,587 shares (1999: 12,069,107,688 shares) in issue during the year.

     (b)  DILUTED EARNINGS PER SHARE

          The calculation of diluted earnings per share for the year is based on the profit attributable to shareholders of RMB18,027,000,000 (1999:
          RMB4,797,000,000) and the weighted average number of 14,409,503,167 shares (1999: 12,072,382,655 shares) after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options issued by the Company had been exercised at the date of issue. Since all potential ordinary shares arising from the convertible notes, if converted into ordinary shares, would increase profit attributable to shareholders per share as a result of the savings on the interest payable on the convertible notes, the effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

     (c)  RECONCILIATIONS

                                                                                      2000                        1999
                                                                          NUMBER OF SHARES            NUMBER OF SHARES
                                                                          ----------------            ----------------
Weighted average number of ordinary shares used in
calculating basic earnings per share                                        14,394,312,587              12,069,107,688
Deemed issue of ordinary shares for no consideration                            15,190,580                   3,274,967
                                                                          ----------------            ----------------
Weighted average number of ordinary shares used in
calculating diluted earnings per share                                      14,409,503,167              12,072,382,655
                                                                          ================            ================

7.   EBITDA

     EBITDA represents earnings before interest income, interest expense, non-operating income/expenses, taxation, depreciation, amortisation and write-down and write-off of fixed assets. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to other similarly titled measures of other companies.

DIVIDENDS

The Board of Directors considers that with the increase in the number of operating subsidiaries as well as the expansion of the Group's business after the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile, additional funds will be required for network expansion and integration in order to sustain rapid business growth. At the same time, with the rapid development of wireless communications technology, it is necessary for the Group to maintain sufficient flexibility in the employment of capital for future investment and development in new mobile technologies and business opportunities in order to bring a favourable return to shareholders. Therefore, the Board of Directors does not recommend the payment of a final dividend for the year ended 31 December 2000.

DISCUSSIONS OF SELECTED ITEMS OF THE RESULTS FOR THE YEAR 2000

1.   PROFITABILITY OF THE NEWLY ACQUIRED SUBSIDIARIES

     The Group completed the acquisition of interests in Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile in November 2000. All of these seven new subsidiaries achieved satisfactory operating results during 2000. They had an aggregate subscriber base of 17.99 million at the end of 2000, which exceeded the forecast as disclosed in the Company's prospectus dated 1 November 2000 ("Forecast"), of 17.3 million subscribers by 4.0 per cent. The combined operating revenue for the year 2000 of these seven new subsidiaries was RMB33,413 million, slightly exceeding the Forecast of RMB33,400 million by 0.04 per cent. and representing an increase of 26.6 per cent. over 1999. The combined net profit before write-down and write-off of TACS network equipment, net of taxation for the year 2000 was RMB8,786 million. The combined net profit after the write-down and write-off of TACS network equipment, net of taxation for the year 2000 was RMB8,428 million, representing an increase of 214.3 per cent. over 1999 and exceeding the Forecast of RMB8,300 million by 1.5 per cent.. The combined EBITDA for 2000 of these seven new subsidiaries was RMB18,570 million, representing an increase of 39.4 per cent. over 1999 and exceeding the Forecast of RMB17,900 million by 3.7 per cent. The combined operating cash flow was RMB20,821 million, exceeding the Forecast of RMB18,290 million by
     13.8 per cent..

2.   FUNDING AND CAPITAL STRUCTURE IMPROVEMENT

     The Group has always consistently emphasized the effective use of capital to develop its businesses, improve its capital structure and increase its investment return through efficient capital allocation. By having a sound financing structure, the Group achieved its financing objectives and completed the acquisition despite the volatile global capital markets. This has led to an improved capital structure with the debt to capitalization ratio (capitalization represents the sum of total debt and shareholders' equity) increased from 19.1 per cent. as at the end of 1999 to 30.9 per cent. as at the end of 2000. The financing included issuance of convertible notes and syndicated RMB bank loans, which enabled the Group to broaden its financing channels and expand its investor base. The low cost RMB financing is favourable for optimising the financing structure and reducing risks.

     At the end of 2000, total cash balance (including bank deposits) of the Group was RMB39,906 million, of which, 82.6 per cent., 14.2 per cent. and
     3.2 per cent. was denominated in RMB, US dollars and Hong Kong dollars, respectively.

     At the end of 2000, short-term and long-term borrowings of the Group totaled RMB37,469 million, representing an increase of RMB23,987 million over 1999. 64.6 per cent. and 35.4 per cent. of the borrowings were denominated in RMB and US dollars, respectively. 29.3 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings) of the Group decreased from 6.34 per cent. in 1999 to 5.18 per cent. in 2000, whereas the interest coverage multiple (ratio of earnings before interest income, interest expenses and tax to interest expenses) amounted to 24 times. This demonstrates that, while the Group adopts prudent policies in financial risk management and maintains a conservative capital structure, it also appropriately makes use of leverage to achieve cost effective financing.

3.   CAPITAL EXPENDITURE

     In 2000, the Group's planned capital expenditure (as part of a three-year rolling capital expenditure plan) was originally US$5.2 billion, and the actual investment made was US$3.5 billion. The actual investment was sufficient to achieve most of the investment objectives targeted by the Group. Reductions in the purchase price of telecommunications equipment in 2000 were the primary cause of the variance. Due to a prolongation of the construction cycle, some of the expenditures on transmission projects were deferred. In addition, several network upgrade projects, including GPRS, have been postponed in light of the technologies and applications being developed and maturing later than expected.

     In order to facilitate further business development and explore new business opportunities, the Group has estimated the total capital expenditure to be US$16.3 billion for the period between 2001 and 2003. The capital expenditure is expected to be financed primarily out of the Group's internal cash flow generated from operations. The Group will invest the planned capital primarily in GSM network expansion, new technologies and new products development, transmission network construction, operation support system projects and other areas.

4.   PERSONNEL EXPENSES

     The Group had a total of 38,343 employees as of 31 December 2000. Pro-forma personnel expenses were RMB4.77 billion for the year 2000. The share of personnel expenses in operating expenses increased by 2.35 percentage point compared to 1999. This increase is mainly attributable to an increase in performance-based incentive compensation as a result of the Group's further improved operating results. The implementation of the compensation reform has improved motivation on the part of the Group's employees, and has helped the Group retain and attract talented staff, thereby strengthening the Group's competitiveness in the long term.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose or redeem any of the listed securities of the Company during the year.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A results announcement containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended 31 December 1999 or 2000 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2000, which contain an unqualified auditors report, will be delivered to the Registrar of Companies.


Please also refer to the published version of this announcement in the South China Morning Post and Hong Kong Economic Times.